UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013.

Commission File Number 001-35307

TASMAN METALS LTD.
____________________________________________________________________________
(Translation of registrant’s name into English)

#1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
_____________________________________________________________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASMAN METALS LTD.
(Registrant)

Date October 10, 2013	By:	/s/ Mark Saxon
Mark Saxon, President and CEO

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations
News Release	10th October 2013

TASMAN EXPANDS CRITICAL METAL PORTFOLIO WITH ACQUISITION OF TUNGSTEN PROJECTS IN SWEDEN

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV:TSM) (Frankfurt:T61) NYSE-MKT: TAS).  Mark Saxon, President & CEO, is pleased to announce the execution of an agreement to acquire a 100% interest in a portfolio of tungsten projects in the Bergslagen mining district of south-central Sweden.  This new tungsten portfolio includes several of the largest known tungsten occurrences in Scandinavia, including the former Yxsjoberg mine which accounts for more than 90% of the tungsten previously produced in Sweden.  The projects lie 200 – 300km north of company’s flagship Norra Karr heavy rare earth element project and were purchased outright for a total consideration of 100,000 fully paid common shares in Tasman Metals Ltd and C$45,000.

Tasman has acquired 6 tungsten projects (Yxsjoberg, Gussarvet, Wigstrom, Sandudden, Gustavsberg and Gensgruvan) which are secured by 7 exploration claims totaling 3,680.4 hectares in size.  All projects have extensive historic information including drilling, production and metallurgical data, and are supported by excellent road, rail and power infrastructure.

“Acquisition of this tungsten portfolio, including a former tungsten producing mine, has provided an excellent opportunity for Tasman to expand its position as a potential strategic metal supplier for Europe” said Mark Saxon, Tasman’s President and CEO.  “While we maintain focus on our globally significant Norra Karr heavy REE project, tungsten is an essential industrial metal that faces the same resource security challenges to REE’s, with a Chinese supply monopoly and strongly growing demand.  Tasman shall continue to seek additional aligned opportunities during this challenging market for junior resource companies.”

Based on its economic importance and high risk of supply disruption, tungsten has been named a “critical” metal in recent British Geological Survey (BGS) and European Commission (EC) publications.  Tungsten is an essential industrial element with hundreds of end-use applications.  It has the highest melting point (3,410°C) and highest tensile strength (19.3 gms/cc) of all pure metals and is therefore highly sought after for drilling and cutting equipment (termed hardmetals), specialty steels and aerospace applications.

Today, greater than 80% of tungsten is sourced from Chinese mines, therefore, presenting similar resource security challenges to rare earth elements.   Since 2008, Chinese domestic demand has exceeded its own supply, resulting in a near doubling of price for tungsten concentrate over this period, and a gradual increase in total traded volume.  Tungsten demand growth has consistently outperformed GDP growth.

Tungsten (the chemical symbol for which is W) holds a strong historic connection with Sweden.  The name tungsten is derived from the Swedish for heavy (tung) stone (sten) relating to the high density of the metal.   In 1781, mineral samples now known to be scheelite from the Bispberg mine (located 60km NE of Yxsjoberg) were analyzed by renowned Swedish chemist Carl Wilhelm Scheele.  Scheele demonstrated that the mineral contained calcium and a material he named tungstic acid.

The acquired tungsten projects are approximately centered on the Yxsjoberg mine where a mill and tailings dam remain on site.  Simple road access links all project areas.  A summary of the acquired projects is as follows:

Yxsjoberg

The Yxsjoberg mine is by far the largest known tungsten mineralization in Sweden, from which more than 90% of all tungsten was produced.  The deposit is of a skarn-hosted tungsten-copper-beryllium–fluorite style consisting of three ore bodies (Kvarnasen, Navergruvan, Finngruvan) which lie in the same folded, skarn altered limestone horizon.

Earliest records of mining date back to 1728 and small scale mining for copper continued intermittently until the 19th century.  The tungsten mineral scheelite (CaWO4) was first identified in 1862 and the earliest recorded production of tungsten from 1918. A new concentrator was built in 1937, and a roasting furnace and gravity separator added in 1951.  A circuit for the production of fluorite concentrate was added in 1956.  Fluorite remains a potential by-product to any future operation.

HEAD OFFICE: Suite 1305-1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV: TSM NYSE-MKT: TAS www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Krykgatan 41 BODEN 961 35 SWEDEN

The price of tungsten fell in the early 1960’s, and the mine was closed in 1963 and subsequently allowed to flood.  By the end of the 1960’s however, the tungsten price had recovered and interest was renewed. In 1969 the Swedish State-owned mining company AB Statsgruvor acquired the mine and constructed a new concentrator and head frame.  This new plant began with gravity separation, but was converted to selective flotation in 1977.

The mine and plant were closed again in 1989 due to low tungsten prices, when the deepest levels of the mine had reached approximately 600m.  A total of more than 5 million tonnes of ore averaging approximately 0.35% WO3 (with additional copper and fluorite) were extracted during the life of the Yxsjoberg mine.  Significant mineralization remained in situ at the final closure in 1989.

Apart from remediation and environmental management, the plant has largely been left untouched since the closure of the mine, as have two large two large tailings dams estimated to contain 2.4 respectively 2.2 million metric tons of material.

Wigstrom (15 km SE of Yxsjoberg)

The historic tungsten mine of Wigstromsgruvan fed ore to the nearby Yxsjoberg mine mill.   Scheelite (CaWO4) and fluorite (CaF2) mineralization occur in garnet-diopside skarn within mafic metavolcanics.  Approximately 0.13 million tonnes of ore with 0.28% WO3 was mined and transported to Yxsjoberg between the years 1978-1981.  Mineralization is documented to remain open along strike and at depth at the time of the mine closure.

Sandudden (7 km NE of Yxsjoberg)

The Sandudden deposit was tested by more than 30 drill holes between 1978 and 1979 by AB Statsgruvor.  In 1979 test mining and processing of approximately 17,000 tonnes with 0.22% WO3 was completed.  The mineralization is scheelite-fluorite with similar characteristics to Wigstromsgruvan and Yxsjoberg.  A small resource was estimated in 1979.

Gensgruvan (25 km N of Yxsjoberg)

The small Gensgruvan tungsten mine operated briefly in the 1940’s. Production figures from 1944 record 1,600 tonnes of ore were mined with an average grade of 0.3% WO3. A second mine was also operated, named Molybdengruvan, with grades of 0.34% WO3.

Geological mapping at the time discovered numerous outcrops containing scheelite mineralization which remain untested, along with a large number of mineralized boulders the source of which remains unknown. Outcrops with grades similar Molybdengruvan mine have been recorded.

Gussarvet (70 km NE of Yxsjöberg)

A 15 hole diamond drill program was completed at Gussarvet in the early 1980’s.  Results included GAH06 which intersected high grades of tungsten including 7.75 m at 0.64% WO3 and 31.3 m grading 0.37% WO3. The tungsten mineralization occurs in skarn and epidote-quartzite associated within a 100m wide NE-SW trending carbonate horizon.

Gustavsberg (50 km SE of Yxsjoberg)

Several old iron mines are located within the Gustavsberg claim area.  The iron lodes were documented to have an adjacent skarn alteration zone containing copper and tungsten mineralization.  Mine geologists reported discoveries of “up to football-sized patches of scheelite" in the footwall skarn.  No modern exploration for tungsten has been conducted in the area although prospectors have reported scheelite in the remnant waste dumps.

The data from these mines is historical in nature and was compiled prior to the implementation of NI 43-101 reporting standards. The Company has not completed sufficient exploration to verify the estimates and is not treating them as NI 43-101 defined resources or reserves verified by a Qualified Person; the historical estimate should not be relied upon.

This portfolio of tungsten projects are being purchased from Tumi Resources Limited (“Tumi”), a company with two common directors with Tasman.  Under the terms of the agreement, Tasman has agreed to make one  cash payment of C$45,000 and issue 50,000 common shares in the capital of Tasman on closing.  Tasman will issue a further 50,000 common shares to Tumi in the event of commencement of commercial production from any of the properties. Closing of this acquisition is subject to Swedish Mining Inspectorate (Bergsstaten) granting permission for the transfer of claims, and to TSX Venture Exchange and NYSE MKT approval for the issuance of common shares.  The common shares in Tasman will be subject to a 4 month hold period from the date of issue.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities of Tasman in the United States. The securities being issued have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Tasman’s Qualified Person, Mr. Mark Saxon, President and Chief Executive Officer of Tasman and a Fellow of the Australasian Institute of Mining and Metallurgy and Member of the Australian Institute of Geoscientists, has reviewed and verified the contents of this news release.

About Tasman Metals Ltd.

Tasman Metals Ltd is a Canadian mineral development company focused on critical metals including Rare Earth Elements (REE’s) and tungsten (W) in Scandinavia. Tasman is listed on the TSX Venture Exchange under the symbol “TSM” and the NYSE-MKT under the symbol “TAS”.  REE and tungsten demand is increasing, due to the metals’ unique properties that make them essential for high technology and industry.  Since over 95% of REE and 80% of tungsten supply is sourced from China, the European Commission promotes policy to develop domestic supply of critical metals to ensure the security of industry.  Tasman receives research funding from the European Commission.

Tasman's exploration portfolio is uniquely placed, with the capacity to deliver strategic metals from politically stable, mining friendly jurisdictions with developed infrastructure and skills.  The Company’s Norra Karr and Olserum projects in Sweden are two of the most significant heavy REE resources in the world, enriched in dysprosium, yttrium, terbium and neodymium.  The Company is now focused on the safe, sustainable and responsible development of its Scandinavian mineral portfolio.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact:  Jim Powell, V.P. - Corporate Development
+ 1 (647) 478 8952 Email: jpowell@tasmanmetals.com
or Mariana Bermudez +1 (604) 685 9316
Email: info@tasmanmetals.com

The TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange), the NYSE - MKT nor the Frankfurt Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note to U.S. Investors Concerning Mineral Resources and Reserves. In this news release, the definition of “mineral resources” is that used by the Canadian securities administrators and conforms to the definition utilized by CIM in the “CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” adopted on August 20, 2000 and amended December 11, 2005.

The standards employed in estimating the mineral resources referenced in this news release differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”) and the resource information reported may not be comparable to similar information reported by United States companies.  The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC.  “Resources” are sometimes referred to as “mineralization” or “mineral deposits.”  While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the CIM - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

The estimation of measured, indicated and inferred mineral resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves.  U.S. investors are cautioned (i) not to assume that measured or indicated resources will be converted into reserves and (ii) not to assume that estimates of inferred mineral resources exist, are economically or legally minable, or will be upgraded into measured or indicated mineral resources.  It cannot be assumed that the Company will identify any viable mineral resources on its properties or that any mineral reserves, if any, can be recovered profitably, if at all. As such, information contained in this news release and the documents incorporated by reference herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by United States companies in SEC filings.

Cautionary Statements. Certain statements found in this release may constitute forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect the speaker's current views with respect to future events and financial performance and include any statement that does not directly relate to a current or historical fact. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, uncertainties related to the availability and costs of financing, unexpected geological conditions, success of future development initiatives, imprecision in resource estimates, ability to obtain necessary permits and approvals, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, changes in world metal markets, changes in equity markets, environmental and safety risks, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. Shareholders and other readers should not place undue reliance on "forward-looking statements," as such statements speak only as of the date of this release.